China Lending Corporation

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang, China

March 16, 2018

VIA EDGAR

Era Anagnosti

Acting Assistant Director

Offices of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

China Lending Corporation

Registration Statement on Form F-3 (File No. 333-223465)

This letter is sent on behalf of China Lending Corporation (the “Company”) in connection with the above-referenced Registration Statement on Form F-3 (the “F-3 Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby respectfully requests that the effective time of the F-3 Registration Statement be accelerated to the earlier of 4:00 p.m., Eastern Time, on March 22, 2018, or as soon thereafter as practicable.

In connection with the request, the Company hereby acknowledges that:

●	should the Commission or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare any Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring any Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such Registration Statement; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Li Jingping
Li Jingping
President and Chief Executive Officer